

January 10, 2024

Allan Camaisa
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Drive, Suite 200
San Diego, CA 92121

> **Re: Calidi Biotherapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 8, 2024**
> **File No. 333-274885**

Dear Allan Camaisa:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
The Settlement Amount, if any, to Be Paid Under the Forward Purchase Agreements is subject to adjustment, page 62

1. We note your response to prior comment 3 and re-issue in part. Please disclose the risks and benefits to each of Calidi and the Sellers based upon how the forward purchase agreements operate, including a clear description of Calidi's maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise.

<u>Management's Discussion and Analysis</u>
<u>Company Overview, page 64</u>

2.   We note your revised disclosure that you will be required to raise additional capital. As requested by prior comment 4, please discuss the effect this offering could have on the company's ability to raise additional capital.

        Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any questions.

                                                                    Sincerely,

                                                                    Division of Corporation Finance
                                                                    Office of Life Sciences

cc: Scott E. Bartel, Esq.